SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 2, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17, boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release, dated February 11, 2004, announcing its results for 2003.

February 11th , 2004

GROUPE DANONE

2003 Final Results

Like-for-like sales growth of +7.2%

Increase in operating margin from 11.7% to 12.2%

Fully diluted EPS growth (excluding exceptional one-time items) of +5.6%

The Board of Directors of Groupe DANONE, meeting on February 10th, 2004, approved the 2003 audited consolidated accounts:

KEY FIGURES (EUR millions)	2002		2003		Growth like-for-like
Net Sales		13,555		13,131	[1]+7.2%
Operating Income		1,590		1,604
Operating Margin		11.7%		12.2%
Net Income excl. exceptional one-time items		828		839	+1.3%
Exceptional one-time items (after tax)		455		0
Net Income		1,283		839
EPS fully diluted (excl. exceptional one-time items)	EUR	6.11	EUR	6.45	+5.6%
Free Cash Flow [2]		1,017		1,149	+13%
Equity (incl. Minority interests)		5,816		5,528
Net financial debt		2,269		2,692
Gearing Ratio		39%		49%

[1]:	at constant scope of consolidation and exchange rates
[2]:	Cash flow from operations less capital expenditures and changes in working capital

For further information:

Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95

1.	Like-for-like sales growth of +7.2%

Consolidated net sales amounted to EUR 13,131 million in 2003, decreasing by -3.1%. Exchange rates variation had a negative impact of -6.7% and changes in the scope of consolidation had a negative impact of -3.6%.

At constant scope of consolidation and exchange rates, sales increased by +7.2% for the full year of 2003, which is the highest organic growth rate reported over the last decade.

Sales by business line and area for 2003 were as follows:

(EUR millions)	FY 2002	FY 2003	Growth like-for-like
BY BUSINESS LINE
Fresh Dairy Products	6,276	6,185	+9.6%
Beverages	3,691	3,557	+9.9%
Biscuits and Cereal Products	3,232	3,071	+0.4%
Other Food Business	356	318	+1.8%

BY AREA
Europe	8,841	8,876	+5.4%
Asia	2,080	1,957	+10.4%
Rest of World	2,634	2,298	+10.9%

Group	13,555	13,131	+7.2%

The organic growth of +7.2% is derived from a +4.2% rise in volume and a +3.0% rise in value.

4th quarter 2003

4th quarter sales grew by +4.7% at constant scope of consolidation and exchange rates.

Sales by business line and area for 2003 were as follows:

like-for-like	9 months	4th quarter	Full year
BY BUSINESS LINE
Fresh Dairy Products	+9.9%	+8.5%	+9.6%
Beverages	+11.1%	+5.2%	+9.9%
Biscuits & Cereal Products	+1.3%	-2.3%	+0.4%
Other Food Business	+0.9%	+4.3%	+1.8%

BY AREA
Europe	+6.5%	+2.1%	+5.4%
Asia	+11.0%	+7.8%	+10.4%
Rest of World	+10.5%	+12.5%	+10.9%

Group	+8.0%	+4.7%	+7.2%

4th quarter net sales decreased by -2.1%. Exchange rates variation had a negative impact of -5.1% and changes in the scope of consolidation had a negative impact of -1.7%.

For further information:

Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95

2. Operating margin increased to 12.2%

In 2003, operating margin continued to grow, for the ninth consecutive year, reaching 12.2%, up +48 basis points compared to 2002.

The increase in operating margin includes a positive effect of 21 basis points (net) due to 2002 changes in the scope of consolidation:

-	mainly related to the disposal of Galbani and the US domestic retail water business

-	partly offset by the termination of royalties payment, following the final disposal of the European beer activities to Scottish & Newcastle.

Operating income and margins by business line and area were as follows:

BY BUSINESS LINE	Operating Income		Operating Margin
(EUR millions)	2002	2003	2002	2003
Fresh Dairy Products	802	845	12.8%	13.7%
Beverages	464	537	12.6%	15.1%
Biscuits & Cereal Products	317	280	9.8%	9.1%
Other Food Activities	61	57	17.1%	17.9%
Unallocated items	(54)	(115)	—
Group	1,590	1,604	11.7%	12.2%

BY AREA	Operating Income		Operating Margin
(EUR millions)	2002	2003	2002	2003
Europe	1,192	1,244	13.5%	14.0%
Asia	277	279	13.3%	14.3%
Rest of World	175	196	6.6%	8.5%
Unallocated items	(54)	(115)	—	—
Group	1,590	1,604	11.7%	12.2%

Operating	income structure

(EUR millions)	2002	% of 2002 Sales	2003	% of 2003 Sales
Net Sales	13,555		13,131

Cost of goods sold	(6,442)	47.5%	(5,983)	45.6%
Selling expenses	(4,170)	30.8%	(4,176)	31.8%
Others	(1,353)	10.0%	(1,368)	10.4%
Operating Income	1,590	11.7%	1,604	12.2%

For further information:

Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95

3. EPS up by +5.6% (excl. exceptional one-time items)

2003 net income amounted to EUR 839 million vs EUR 1,283 million in 2002, which included the net capital gain related to the disposal of the European beer activities to Scottish & Newcastle.

Excluding exceptional one-time items, net result was up +1.3% in 2003.

(EUR millions)	2002	2003
OPERATING INCOME	1,509	1,604
Exceptional items	458	(60)
Interest expenses	(110)	(70)
Taxes	(490)	(488)
Income before minority interests	1,448	986
Minority interests	(182)	(184)
Net earnings of equity method companies	17	37
NET INCOME	1,283	839
Of which exceptional one-time items	455	0
Net income (excl.exceptional one-time items)	828 +6.2%	839 +1.3%
Fully diluted earnings per share (excl. exceptional one-time items)	EUR6.11	EUR6.45 +5.6%

4. Free Cash Flow still on a growing trend

Free cash flow continued to grow by +13% in 2003, driven both by the optimization of working capital and capital expenditures.

Capital expenditures amounted to 4.1% of net sales in 2003 compared to 4.5% in 2002.

Net financial debt went from EUR 2,269 million on December 31, 2002, to EUR 2,692 million on December 31, 2003 (representing a gearing ratio of 49%).

Financial investments amounted to EUR 1,088 million in 2003.

The Group has used its share buyback program authorization for EUR 368 million in 2003.

On February 10th, 2004, GROUPE DANONE’s Board of Directors has decided, according to the authorization granted by the Annual General Meeting held on April 11th, 2003, to cancel 1.3 million shares held in treasury stock.

As a result, the authorized capital of GROUPE DANONE is made up of 133,675,493 shares and the company holds, directly or indirectly, 8,185,832 treasury shares.

For further information:

Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95

5. Dividend for 2003 and two-for-one stock split

The Board will ask the Annual General Meeting of Shareholders, which will be held on April 15th, 2004 to approve:

-	a dividend distribution of € 2.45 per share for 2003, representing an increase of 6.5% vs previous year

-	a two-for-one stock split

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For 2004, Groupe DANONE is confident to achieve its targets of a like-for-like sales growth between +5% and +7% and an operating margin improvement around +40 basis points.

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2004 First Quarter Sales will be published on April 14th, 2004

Shareholder’s Annual Meeting will be held on April 15th, 2004

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements regarding Groupe Danone’s growth and margin targets for 2003. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2003.

For further information:

Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: March 2, 2004	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer